                         Baixo Relocation Services, Inc.
                             H. 190/5 Central Horte
                         Aquem, Baixo, Goa, India 403601

August 19, 2014

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

Attention: Mara L. Ransom, Assistant Director

Dear Sirs:

Re: Amendment #1 to Registration Statement on
    Form S-1 filed August 5, 2014 (File No. 333-196663)

In response to your letter dated August 12, 2014 relating to the above-noted
registration statement, we provide an amended Form S-1 that addresses your comments and respond as follows:

GENERAL

1.   WE NOTE YOUR RESPONSE TO COMMENT 4 IN OUR LETTER DATED JULY 8, 2014 AND
     YOUR REVISIONS TO YOUR PROSPECTUS. PLEASE ALSO REVISE YOUR DISCLOSURE IN
     THE "PLAN OF DISTRIBUTION - DEPOSIT OF OFFERING PROCEEDS" SECTION, LOCATED
     NEAR THE BOTTOM OF PAGE 16, TO DISCUSS THE FACT THAT, DURING THE OFFERING,
     YOU WILL NOT PLACE FUNDS RECEIVED FROM INVESTORS IN ESCROW, AS WELL AS THE
     CONSEQUENCES OF SUCH FACT.

We have added the following disclosure to the noted section:

"We intend to open a separate, standard bank checking account to be used exclusively for the deposit of funds received from the sale of shares in this offering. Our management will have sole control over the withdrawal of funds from this account. We have not made arrangements to place the funds in an escrow account with a third party escrow agent due to the costs involved. As a result, investors are subject to the risk that creditors could attach these funds during the offering process, as well as the risk that investment amounts could be lost due to the fact that they are held in an operating account."

INFORMATION WITH RESPECT TO THE REGISTRANT, PAGE 17

2.   WE NOTE YOUR RESPONSES TO COMMENTS 11 AND 12 IN OUR LETTER DATED JULY 8,
     2014. PLEASE PROVIDE US WITH COPIES OF THE MATERIALS CITED IN YOUR REVISED
     DISCLOSURES THAT SUPPORT YOUR DISCUSSION. FOR EXAMPLE, YOU CITE AS

     AUTHORITY FOR YOUR DISCLOSURES CARTUS TRENDS IN GLOBAL RELOCATION AND
     BROOKFIELD GLOBAL RELOCATION SERVICES. PLEASE MARK YOUR FINISHED SUPPORT OR
     PROVIDE PAGE REFERENCES IN YOUR RESPONSE TO THE SECTIONS YOU RELY UPON FOR
     EACH SPECIFIC STATEMENT. TO THE EXTENT YOU ARE UNABLE TO PROVIDE SUPPORT,
     PLEASE DELETE THE DISCLOSURE.

We have updated the statements concerning the demand for relocation services to reflect that the 2014 Cartus Trends in Global Relocation report is now publicly available.

The statements in the section of our registration statement titled "Demand for
Relocation Services" are based on two sources:

1.   the 2013 Cartus Trends in Global Relocation survey report entitled "Global
     Mobility Policies & Practices" (the "Cartus Report") that can be accessed online via the following link:

     http://guidance.cartusrelocation.com/research-and-trends-2014-global-
     mobility-policies-and-practices-survey.html; and

2.   the 2012 Brookfield Global Relocation Services report entitled "Global
     Relocation Trends: 2012 Survey Report" (the "Brookfield Report") that can be accessed online via the following link:

     http://www.ikgundemi.com/uploads/6/7/8/0/6780997/2012_grts.pdf

Each specific statement in this section can be found on the following page of the report:

a)   India ranks sixth in countries with the most relocation activity (Cartus
     Report, page 7);

b)   Along with China and Brazil, India was named among the most challenging relocation destinations for companies and employees (Cartus Report, page
     7);

c)   India placed second after China in terms of relocation failure (Brookfield
     Report, page 18 and 65); and

d)   India was the top developing country destination for employee relocations after China and Brazil (Brookfield Report, page 11).

In the section entitled "Services", we cite the now available Institute of
Chartered Accountants in India's 2012-2013 annual report as the basis for the statement that there were approximately 217,000 chartered accountant members in the country as of April 1, 2013. That figure is located on page 168 of the report that can be accessed online via the following link:

http://www.icai.org/new_post.html?post_id=1260&c_id=200

 Because this is an RAR file that may be difficult to open, we have included the scanned page of the report as correspondence with this filing.

EXHIBITS

3.   WE NOTE YOUR RESPONSE TO COMMENT 16 IN OUR LETTER DATED JULY 8, 2014 AND
     YOUR FILING OF THE SUBSCRIPTION AGREEMENT. HOWEVER, THE PRICE PER SHARE IN
     YOUR SUBSCRIPTION AGREEMENT IS $0.01, WHILE THE PRICE DISCLOSED IN YOUR
     PROSPECTUS IS $0.015. PLEASE REVISE OR ADVICE.

We have filed an amended form of subscription agreement as an exhibit that now includes the correct price per share.

Yours truly,

/s/ Rosy Rodrigues
-------------------------------------
Rosy Rodrigues, President
Baixo Relocation Services, Inc.

168 THE GAZETTE OF INDIA : EXTRAORDINARY [PART III—SEC. 4]

1st April, 2004	Associate	24515	14943	6515	6714	10697	63384
	Fellow	15091	12377	5836	7557	11846	52707
	Total	39606	27320	12351	14271	22543	116091
1st April, 2005	Associate	26351	15724	6785	7552	11640	68052
	Fellow	15834	12969	6146	8207	12338	55494
	Total	42185	28693	12931	15759	23978	123546
1st April, 2006	Associate	28528	16700	7172	8480	12898	73778
	Fellow	16385	13358	6313	8539	12573	57168
	Total	44913	30058	13485	17019	25471	130946
1st April, 2007	Associate	31159	18237	7829	9642	14182	81049
	Fellow	16896	13646	6488	8882	12880	58792
	Total	48055	31883	14317	18524	27062	139841
1st April, 2008	Associate	32364	19203	7939	10045	14642	84193
	Fellow	17646	14034	6738	9472	13398	61288
	Total.	50010	33237	14677	19517	28040	145481
1st April, 2009	Associate	34294	20666	8193	10578	15951	89682
	Fellow	18442	14516	7002	10007	13951	63918
	Total	52736	35182	15195	20585	29902	153600
1st April, 2010	Associate	36390	21733	8512	11252	17104	94991
	Fellow	19181	15076	7192	10615	14461	66525
	Total	55571	36809	15704	21867	31565	161516
1st April, 2011	Associate	38608	22998	9154	12329	18547	101636
	Fellow	19831	15612	7406	11182	14943	68974
	Total	58439	38610	16560	23511	33490	170610
1st April, 2012	Associate	45273	25505	11069	15963	23332	121142
	Fellow	20510	16132	7578	11720	15431	71371
	Total	65783	41637	18647	27683	38763	192513
1st April, 2013	Associate	52846	28020	13258	20606	27743	142473
	Fellow	21522	16918	7815	12327	16051	74633
	Total	74368	44938	21073	32933	43794	217106

MEMBERS

(From 1st April, 1950)

TABLE II

	Associate	Fellow	Total
As on 1st April, 1950	1,120	569	1,689
As on 1st April, 1951	1,285	672	1,957
As on 1st April, 1961	4,059	1,590	5,649
As on 1st April, 1971	7,901	3,326	11,227
As on 1st April, 1981	16,796	8,642	25,438
As on 1st April, 1991	36,862	22,136	58,998
As on 1st April, 2001	51,603	44,789	96,392
As on 1st April, 2002	54,666	47,064	1,01,730
As on 1st April, 2003	60,619	49,637	1,10,256
As on 1st April, 2004	63,384	52,707	1,16,091
As on 1st April, 2005	68,052	55,494	1,23,546
As on 1st April, 2006	73,778	57,168	1,30,946
As on 1st April, 2007	81,049	58,792	1,39,841
As on 1st April, 2008	84,193	61,288	1,45,481
As on 1st April, 2009	89,682	63,918	1,53,600
As on 1st April, 2010	94,991	66,525	1,61,516
As on 1st April, 2011	1,01,636	68,974	1,70,610
As on 1st April, 2012	1,21,142	71,371	1,92,513
As on 1st April, 2013	1,42,473	74,633	2,17,106

STUDENTS GROWTH PROFILE

(From 31st March, 2000)